RESULTS OF ANNUAL SHAREHOLDER VOTE

      An Annual Meeting of Shareholders of the COMPANY was held at the Sheraton Detroit Novi, 21111 Haggerty Road, Novi, Michigan, on August 4, 2006 for the following purposes:

      1. To elect five Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

	      Directors Elected at Meeting	  Votes For
            ----------------------------    ----------
            Joseph A. Ahern		        39,092,753
		Robert J. Cappelli	        39,140,051
            Dennis D. Johnson	              38,969,410
		Janice Loichle	              39,081,612
		Thomas L. Saeli	              39,043,653

      2. To ratify the selection of PricewaterhouseCoopers LLP as independent accountants of the COMPANY for the fiscal year ending
December 31, 2006.

Votes For:                38,992,853
Votes Against:               179,685
Votes to Abstain:            394,540